UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Takahiro Yanai

Executive Officer and General Manager, Corporate Planning Division

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8330, Japan

81-3-3240-3546

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) filed on October 23, 2008 by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation. Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

The definition of “Investor Agreement” in Section A of the Schedule 13D is hereby amended and restated to mean the Investor Agreement, dated October 13, 2008 and amended by the First Amendment to Investor Agreement dated October 27, 2008 between MUFG and the Company (the “First Amendment to Investor Agreement”). The First Amendment to Investor Agreement is filed as Exhibit 7 to this Amendment and is hereby incorporated by reference herein.

Section C of the Schedule 13D – “Preemptive Rights Applicable to MUFG” – is hereby amended and restated in its entirety as follows:

C. Preemptive Rights Applicable to MUFG

Under the Investor Agreement, for a period of 30 months following the Closing Date, subject to earlier termination under certain circumstances, MUFG has preemptive rights (subject to certain exceptions, as described below) on offerings of Common Stock and any securities convertible into or exercisable or exchangeable for Common Stock (“Covered Securities”). Such preemptive rights allow MUFG to acquire from the Company, for the same price and on the same terms as the Covered Securities the offering of which triggered MUFG’s preemptive rights, Covered Securities in an amount that allows MUFG to maintain its then-current Investor Percentage Interest (as defined in the Investor Agreement), but only to the extent that MUFG’s economic interest in the Company on a fully diluted basis does not exceed 20%, as described in the Investor Agreement. In the event that the issuance of Covered Securities that triggered MUFG’s preemptive rights involves the purchase of a package of securities that includes Covered Securities and other securities, MUFG has preemptive rights to acquire a pro rata portion of such other securities, together with a pro rata portion of the applicable Covered Securities, at the price and on the terms that such Covered Securities and other securities were issued.

MUFG’s preemptive rights will not apply to offerings by the Company of certain securities, including securities issued (a) pursuant to any Company employment contract or plans for the benefit of Company employees; (b) in connection with a business combination or other merger, acquisition or disposition transaction; (c) with reference to the common stock of a subsidiary; or (d) upon the conversion, exchange or exercise of any security, right or purchase obligation in existence as of the Closing Date.

Except as noted above, Item 4 of the Schedule 13D is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
7.	First Amendment to Investor Agreement, dated as of October 27, 2008, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Toshihide Mizuno
Name: Toshihide Mizuno
Title: Senior Managing Director

EXHIBIT INDEX

Exhibit	Description
7.	First Amendment to Investor Agreement, dated as of October 27, 2008, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.